UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No.    )1/

CARDIODYNAMICS INTERNATIONAL CORPORATION

(Name of Issuer)

Common Stock, No Par Value

(Title or Class of Securities)

141597104 (CUSIP Number)

March 29, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

1/	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 141597104	13G	Page 2 of 6

1	NAMES OF REPORTING PERSONS* S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Kairos Partners III Limited Partnership John F. White James F. Rice Kenneth L. Wolfe Foster L. Aborn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4

CITIZENSHIP OR PLACE OF ORGANIZATION

            Kairos Partners III Limited Partnership — Delaware limited partnership

            John F. White — United States citizen

            James F. Rice — United States citizen

            Kenneth L. Wolfe — United States citizen

            Foster L. Aborn — United States citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  5    SOLE VOTING POWER

                Kairos Partners III Limited Partnership — 0 shares

                John F. White — 0 shares

                James F. Rice — 0 shares

                Kenneth L. Wolfe — 0 shares

                Foster L. Aborn — 0 shares

  6    SHARED VOTING POWER

                Kairos Partners III Limited Partnership — 2,440,000

                John F. White — 2,440,000 shares

                James F. Rice — 2,440,000 shares

                Kenneth L. Wolfe — 2,440,000 shares

                Foster L. Aborn — 2,440,000 shares

                Refer to Item 4 below.

  7    SOLE DISPOSITIVE POWER

                Kairos Partners III Limited Partnership — 0 shares

                John F. White — 0 shares

                James F. Rice — 0 shares

                Kenneth L. Wolfe — 0 shares

                Foster L. Aborn — 0 shares

  8    SHARED DISPOSITIVE POWER

                Kairos Partners III Limited Partnership — 2,440,000 shares

                John F. White — 2,440,000 shares

                James F. Rice — 2,440,000 shares

                Kenneth L. Wolfe — 2,440,000 shares

                Foster L. Aborn — 2,440,000 shares

                Refer to Item 4 below.

9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                Kairos Partners III Limited Partnership — 2,440,000 shares

                John F. White — 2,440,000 shares

                James F. Rice — 2,440,000 shares

                Kenneth L. Wolfe — 2,440,000 shares

                Foster L. Aborn — 2,440,000 shares

                Refer to Item 4 below.

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) Not applicable	☐
11

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            Kairos Partners III Limited Partnership — 5.0%*

            John F. White — 5.0%

            James F. Rice — 5.0%

            Kenneth L. Wolfe — 5.0%

            Foster L. Aborn — 5.0%

            Refer to Item 4 below.

12	TYPE OF REPORTING PERSON (See Instructions) Kairos Partners III Limited Partnership — PN John F. White — IN James F. Rice — IN Kenneth L. Wolfe — IN Foster L. Aborn — IN

* All percentage ownerships reported herein are based on 48,773,239 shares of Common Stock issued and outstanding as of February
15, 2005, as reported by Cardiodynamics International Corporation in its Annual Report on Form 10-K/A for the fiscal year ended
November 30, 2004, filed with the Securities and Exchange Commission on March 30, 2005.

CUSIP No. 141597104	13G	Page 3 of 6

ITEM 1	(a).	NAME OF ISSUER:

Cardiodynamics International Corporation

ITEM 1	(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

36175 Nancy Ridge Drive, San Diego, CA 92121

ITEM 2	(a).	NAME OF PERSON FILING:

Kairos Partners III Limited Partnership John F. White James F. Rice Kenneth L. Wolfe Foster L. Aborn

ITEM 2	(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the principal business office of each of the Reporting Persons is 600 Longwater Drive, Suite 204, Norwell, MA 02061.

ITEM 2	(c).	CITIZENSHIP:

Kairos Partners III Limited Partnership — Delaware limited partnership

John F. White — United States citizen

James F. Rice — United States citizen

Kenneth L. Wolfe — United States citizen

Foster L. Aborn — United States citizen

ITEM 2	(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, no par value

ITEM 2	(e).	CUSIP NUMBER:

141597104

ITEM 3.		IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

	(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act.

	(b)	☐ Bank as defined in Section 3(a)(6) of the Act.

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act.

	(e)	☐ Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

	(f)	☐ Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

	(g)	☐ Parent holding company or control person, in accordance with Rule 13d-1(b) (1)(ii)(G).

	(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

	(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

	(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 141597104	13G	Page 4 of 6

ITEM 4.	OWNERSHIP:**

(a) Amount beneficially owned:

Kairos Partners III Limited Partnership — 2,440,000 shares John F. White — 2,440,000 shares James F. Rice — 2,440,000 shares Kenneth L. Wolfe — 2,440,000 shares Foster L. Aborn — 2,440,000 shares

(b) Percent of class:

Kairos Partners III Limited Partnership — 5.0% John F. White — 5.0% James F. Rice — 5.0% Kenneth L. Wolfe — 5.0% Foster L. Aborn — 5.0%

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote:

Kairos Partners III Limited Partnership — 0 shares John F. White — 0 shares James F. Rice — 0 shares Kenneth L. Wolfe — 0 shares Foster L. Aborn — 0 shares

(ii) Shared power to vote or direct the vote:

Kairos Partners III Limited Partnership — 2,440,000 shares John F. White — 2,440,000 shares James F. Rice — 2,440,000 shares Kenneth L. Wolfe — 2,440,000 shares Foster L. Aborn — 2,440,000 shares

(iii) Sole power to dispose or to direct the disposition of:

Kairos Partners III Limited Partnership — 0 shares John F. White — 0 shares James F. Rice — 0 shares Kenneth L. Wolfe — 0 shares Foster L. Aborn — 0 shares

(iv) Shared power to dispose or to direct the disposition of:

Kairos Partners III Limited Partnership — 2,440,000 shares John F. White — 2,440,000 shares James F. Rice — 2,440,000 shares Kenneth L. Wolfe — 2,440,000 shares Foster L. Aborn — 2,440,000 shares

**Shares reported herein as beneficially owned by Messrs. White, Rice, Wolfe and Aborn represent shares held by Kairos Partners III Limited Partnership (the “Partnership”). Each of Messrs. White, Rice, Wolfe and Aborn is a member of the investment committee of the Partnership. Such committee has voting and investment power over the shares reported herein.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable

ITEM 10.	CERTIFICATION:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 141597104	13G	Page 5 of 6

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 1, 2005

KAIROS PARTNERS III LIMITED PARTNERSHIP

By:	KAIROS III LLC, its General Partner

By:	KAIROS MASTER GP LLC, its Sole Member

By:	/s/ John F. White
John F. White
Voting Member

JOHN F. WHITE

/s/ John F. White
John F. White

JAMES F. RICE

/s/ James F. Rice
James F. Rice

KENNETH L. WOLFE

/s/ Kenneth L. Wolfe
Kenneth L. Wolfe

FOSTER L. ABORN

/s/ Foster L. Aborn
Foster L. Aborn

Exhibit 1

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of April 1, 2005, is by and among Kairos Partners III Limited Partnership, John F. White, James F. Rice, Kenneth L. Wolfe and Foster L. Aborn (collectively, the “Kairos Filers”).

Each of the Kairos Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13D and/or 13G with respect to shares of Common Stock, no par value, of Cardiodynamics International Corporation beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the parties hereby agree to file a single statement on Schedule 13D and/or 13G (and any amendments thereto) on behalf of each of the parties, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.

This Joint Filing Agreement may be terminated by any of the Kairos Filers upon one week’s prior written notice or such lesser period of notice as the Kairos Filers may mutually agree.

Executed and delivered as of the date first above written.

KAIROS PARTNERS III LIMITED PARTNERSHIP

By:	KAIROS III LLC, its General Partner

By:	KAIROS MASTER GP LLC, its Sole Member

By:	/s/ John F. White
John F. White
Voting Member

JOHN F. WHITE

/s/ John F. White
John F. White

JAMES F. RICE

/s/ James F. Rice
James F. Rice

KENNETH L. WOLFE

/s/ Kenneth L. Wolfe
Kenneth L. Wolfe

FOSTER L. ABORN

/s/ Foster L. Aborn
Foster L. Aborn